UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number  001-41666

CASI PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

 CASI Pharmaceuticals Received Emergency Relief in connection with the Dispute with Juventas

On April 8, 2024, CASI Pharmaceuticals, Inc., a Cayman Islands incorporated company  (“CASI” or the “Company”) announced that, with respect to the Company’s previously announced dispute with Juventas Cell Therapy Ltd. (“Juventas”), an emergency arbitrator appointed by the Hong Kong International Arbitration Centre (the “HKIAC”) issued an Order on April 5, 2024, granting the emergency injunctive relief CASI sought pending the determination of the arbitration proceeding initiated with the HKIAC in connection with the dispute (the “Arbitration Proceeding”). The emergency arbitrator’s Order, among other things, prohibits Juventas from commercializing CNCT19 by itself or through another third party.  The emergency arbitrator also noted in the Order that the parties shall cooperate to reach a temporary arrangement that allows them to provide CNCT19 to new patients.

The Company intends to vigorously assert and enforce its rights in the Arbitration Proceeding and through all other available legal means, and negotiate with Juventas in good faith the temporary arrangement for new patients’ access to CNCT19 treatment during the Arbitration Proceeding as the emergency arbitrator ordered. The Company cannot predict right now the final outcome of the Arbitration Proceeding or how the parties’ dispute would ultimately be resolved.

Forward-Looking Statements

This 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided herein is as of the date of this 6-K, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASI Pharmaceuticals, Inc.

	By:	/s/ Wei (Larry) Zhang
	Name:	Wei (Larry) Zhang
	Title:	President

Date: April 8, 2024